

Mail Stop 4561

January 6, 2016

Dana Gallovicova
President and Chief Executive Officer
Zlato Inc.
Mlynska 28
040 01 Kosice, Slovak Republic

> **Re:** **Zlato Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 12, 2015**
> **File No. 000-55023**

Dear Ms. Gallovicova:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Thomas E. Puzzo, Esq.
    Law Offices of Thomas E. Puzzo, PLLC